United States securities and exchange commission logo





                              May 18, 2022

       Annie Pratt
       President
       Atlis Motor Vehicles Inc
       1828 N. Higley Rd. Suite 116
       Mesa, AZ 85205

                                                        Re: Atlis Motor
Vehicles Inc.
                                                            Offering Statement
on Form 1-A
                                                            Post-qualification
Amendment No. 4
                                                            Filed May 17, 2022
                                                            File No. 024-11714

       Dear Ms. Pratt:



              We have reviewed your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

       Post-effective amendment Filed May 17, 2022

       Corporate Governance, page 43

   1. Please revise to disclose the date of the shareholder notification and disclose whether you have received the
Certificates of Validation from the State of Delaware.
       General

   2.                                                   We note that your
auditor   s consent is dated December 8, 2021. Please file an
                                                        updated auditor   s
consent in connection with your audited financial statements.
 Annie Pratt
Atlis Motor Vehicles Inc
May 18, 2022
Page 2

       Please contact Evan Ewing, Staff Attorney at (202) 551-5920 or Sherry Haywood, Staff
Attorney at (202) 551-3345 with any questions.



                                                         Sincerely,
FirstName LastNameAnnie Pratt
                                                         Division of
Corporation Finance
Comapany NameAtlis Motor Vehicles Inc
                                                         Office of
Manufacturing
May 18, 2022 Page 2
cc:       Jordan Christensen
FirstName LastName